Filed Pursuant to Rule 424(b)(3)
Registration No. 333-31252-01

SUPPLEMENT
To Prospectus Supplement dated April 25, 2000

$251,897,686 (Approximate)
AURORA LOAN SERVICES
Mortgage Pass-Through Certificates, Series 2000-2

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On April 28, 2000, the Aurora Loan Services Mortgage Pass-Through Certificates, Series 2000-2 (the "Certificates") were issued in an original aggregate principal amount of approximately $251,897,686. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of April 1, 2000 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and The Chase Manhattan Bank, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2000-ALS2

Statement to Certificateholders

November 25, 2003

DISTRIBUTION IN DOLLARS

CLASS	ORIGINAL FACE VALUE	BEGINNING PRINCIPAL BALANCE	PRINCIPAL	INTEREST	TOTAL	REALIZED LOSSES	DEFERRED INTEREST	ENDING PRINCIPAL BALANCE
IA1	48,844,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
IA2	1,000,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
IAP	721,738.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
IIA1	165,599,000.00	6,937,301.16	466,982.73	10,521.57	477,504.30	0.00	0.00	6,470,318.43
IIA2	1,000,000.00	41,892.16	2,819.96	63.54	2,883.50	0.00	0.00	39,072.20
IIAP	18,766,848.00	3,364,374.00	40,239.06	0.00	40,239.06	0.00	0.00	3,324,134.94
B1	8,402,000.00	6,381,006.48	6,430.87	47,809.92	54,240.79	0.00	0.00	6,374,575.61
B2	6,463,000.00	4,908,408.13	4,946.77	36,776.43	41,723.20	0.00	0.00	4,903,461.36
B3	3,101,000.00	2,355,094.20	2,373.50	17,645.63	20,019.13	0.00	0.00	2,352,720.70
B4	2,068,000.00	1,570,569.05	1,582.84	11,767.55	13,350.39	0.00	0.00	1,568,986.21
B5	1,033,000.00	784,525.11	790.66	5,878.08	6,668.74	0.00	0.00	783,734.45
B6	1,557,932.10	981,546.86	989.23	7,354.28	8,343.51	0.00	0.00	980,557.63
R	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTALS	258,556,618.10	27,324,717.15	527,155.62	137,817.00	664,972.62	0.00	0.00	26,797,561.53
IAX	49,844,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
IIAX1	166,599,000.00	6,979,193.33	0.00	41,758.84	41,758.84	0.00	0.00	6,509,390.64
IIAX2	166,599,000.00	6,979,193.33	0.00	63.98	63.98	0.00	0.00	6,509,390.64

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE

CLASS	CUSIP	BEGINNING PRINCIPAL	PRINCIPAL	INTEREST	TOTAL	ENDING PRINCIPAL
IA1	863572n41	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
IA2	863572n25	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
IAP	863572n66	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
IIA1	863572n74	41.89216819	2.81996105	0.06353643	2.88349748	39.07220714
IIA2	863572n33	41.89216000	2.81996000	0.06354000	2.88350000	39.07220000
IIAP	863572p23	179.27219318	2.14415655	0.00000000	2.14415655	177.12803663
B1	863572p31	759.46280409	0.76539752	5.69030231	6.45569983	758.69740657
B2	863572p49	759.46280829	0.76539842	5.69030326	6.45570169	758.69740987
B3	863572p56	759.46281845	0.76539826	5.69030313	6.45570139	758.69742019
B4	863572m75	759.46279014	0.76539652	5.69030464	6.45570116	758.69739362
B5	863572m83	759.46283640	0.76540174	5.69030010	6.45570184	758.69743466
B6	863572m91	630.03186082	0.63496349	4.72053949	5.35550298	629.39689734
R	863572p64	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
TOTALS		105.68175493	2.03884017	0.53302445	2.57186463	103.64291476
IAX	863572n58	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
IIAX1	863572n82	41.89216820	0.00000000	0.25065481	0.25065481	39.07220716
IIAX2	863572n90	41.89216820	0.00000000	0.00038404	0.00038404	39.07220716

PASS-THROUGH RATES

CLASS	CURRENT PASS-THRU RATE
IA1	0.000000 %
IA2	0.000000 %
IAP	0.000000 %
IIA1	1.820000 %
IIA2	1.820000 %
IIAP	0.000000 %
B1	8.991043 %
B2	8.991043 %
B3	8.991043 %
B4	8.991043 %
B5	8.991043 %
B6	8.991043 %
R	0.000000 %
IAX	0.000000 %
IIAX1	7.180000 %
IIAX2	0.011001 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2000-ALS2

November 25, 2003

Sec. 4.03(i)	Unscheduled Principal Amounts	499,514.73
	Group 1 Unscheduled Principal	0.00
	Group 2 Unscheduled Principal	499,514.73
Sec. 4.03(iv)	Aggregate Advances	0.00
	Group 1 Advances	0.00
	Group 2 Advances	0.00
Sec. 4.03(v)	Ending Principal Balance	26,797,561.53
	Group 1 Principal Balance	0.00
	Group 2 Principal Balance	26,797,561.53
	Group 1 Weighted Average Net Rate	0.000000 %
	Group 2 Weighted Average Net Rate	7.889113 %
Sec. 4.03(vii)	Current Period Realized Losses	0.00
	Group 1 Current Period Realized Losses	0.00
	Group 2 Current Period Realized Losses	0.00
	Bankruptcy Losses	0.00
	Fraud Losses	0.00
	Special Hazard Losses	0.00
	Bankruptcy Loss Amount	257,885.00
	Fraud Loss Amount	459,783.67
	Special Hazard Loss Amount	3,716,245.96
Sec. 4.03(viii)	Servicing Fees (includes Retained Interest)	5,692.65
	Sub-Servicing Fees	455.41
	Trustee Fees	193.55
Sec. 4.03(ix)	Number and Aggregate Principal Amounts of Mortgage Loans in Delinquency	

Group 1			
Category	Number	Principal Balance	Percentage
1 Month	0	0.00	0.00 %
2 Month	0	0.00	0.00 %
3 Month	0	0.00	0.00 %
Total	0	0.00	0.00 %

Group 2			
Category	Number	Principal Balance	Percentage
1 Month	3	1,107,828.83	4.13 %
2 Month	1	56,524.19	0.21 %
3 Month	5	4,663,436.58	17.40 %
Total	9	5,827,789.60	21.74 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2000-ALS2

November 25, 2003

Group Totals			
Category	Number	Principal Balance	Percentage
1 Month	3	1,107,828.83	4.13 %
2 Month	1	56,524.19	0.21 %
3 Month	5	4,663,436.58	17.40 %
Total	9	5,827,789.60	21.74 %

Number and Aggregate Principal Amounts of Mortgage Loans in Foreclosure

Group 1		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group 2		
Number	Principal Balance	Percentage
1	628,007.18	2.34 %

Group Totals		
Number	Principal Balance	Percentage
1	628,007.18	2.34 %

Sec. 4.03(x)   Number and Aggregate Principal Amounts of REO Loans

Group 1		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group 2		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group Totals		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2000-ALS2

November 25, 2003

Sec. 4.03(xiii)   Aggregate Outstanding Interest Shortfalls

Class ia1 shortfall	0.00
Class ia2 shortfall	0.00
Class iax shortfall	0.00
Class iia1 shortfall	0.00
Class iia2 shortfall	0.00
Class iiax1 shortfall	2.11
Class iiax2 shortfall	0.00
Class b1 shortfall	0.00
Class b2 shortfall	0.00
Class b3 shortfall	0.00
Class b4 shortfall	0.00
Class b5 shortfall	0.00
Class b6 shortfall	0.00
Class r shortfall	0.62

Sec. 4.03(xiii)   Current Prepayment Interest or Relief Act Shortfalls

Class ia1 shortfall	0.00
Class ia2 shortfall	0.00
Class iax shortfall	0.00
Class iia1 shortfall	0.00
Class iia2 shortfall	0.00
Class iiax1 shortfall	0.00
Class iiax2 shortfall	0.00
Class b1 shortfall	0.00
Class b2 shortfall	0.00
Class b3 shortfall	0.00
Class b4 shortfall	0.00
Class b5 shortfall	0.00
Class b6 shortfall	0.00
Class r shortfall	0.00